REMARO GROUP CORP.

Calle Robles, Casa 25,

Quito,  Ecuador

Tel.  +56-2-2979-1247

Email: remarogroup@yandex.com

April 17, 2017

Ms. Tonya K. Aldave

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Remaro Group Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed March 31, 2017

       File No. 333-215000

Dear Ms. Aldave,

Remaro Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated April 12, 2017 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on March 31, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Revenue, page 22

1. You disclose on page 22 that you intend to make revenues directly from charging 25% from the guide’s hourly payment. However, based on the contracts filed as Exhibits 10.1 and 10.2 and your interim financial statements, it appears that you have reported all of the amounts paid by the customers as revenue. Please reconcile the apparent inconsistency.

Response: We have reconciled the mentioned inconsistency to add additional disclose in the “Revenue” section.

Please direct any further comments or questions you may have to the company at remarogroup@yandex.com

Thank you.

Sincerely,

/S/ Marina Funt

Marina Funt, President